April 3, 2019

Jay Horgen
Chief Financial Officer
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, Florida 33401

       Re: Affiliated Managers Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 1-13459

Dear Mr. Horgen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 4 - Investments in Affiliates and Affiliate Sponsored Investment Products, page 55

1. We note that substantially all of your consolidated affiliates are considered variable interest entities; however, we do not see where you have provided the disclosures required by ASC 810-10-45-25 and ASC 810-10-50-3. Please advise, or tell us why this information is not required.
 Jay Horgen
FirstNameManagers Group, Inc.
Affiliated LastNameJay Horgen
Comapany NameAffiliated Managers Group, Inc.
April 3, 2019
Page 3,
April 2 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Hugh West,
Accounting Branch Chief, at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services
cc:      Louis Somma